Exhibit 4.4

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 4 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO RULE 144 OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

WARRANT TO PURCHASE STOCK

Company:	Roka Bioscience, Inc.

Warrant Coverage:	$150,000 (3% of $5,000,000); up to additional $200,000 (4% of $5,000,000) based on Advances under Tranche A of the “Loan Agreement and Security Agreement entered into by Holder and Company as of’ the date hereof (“Loan Agreement”)

Number of Shares:	117,647 shares of Series E Preferred Stock on the date hereof; up to an additional 156,863 shares of Series E Preferred Stock based on Advances under Tranche A of the Loan Agreement

Class of Stock:	Series E Preferred Stock

Warrant Price:	$1.275 per share

Issue Date:	November 21, 2013

Expiration Date:	November 20, 2023 (Subject to Section 4.1)

Warrant Number:	0821-W-01

THIS WARRANT TO PURCHASE STOCK (THIS “WARRANT”) CERTIFIES THAT, for good and valuable consideration, the receipt of which is hereby acknowledged, TRIPLEPOINT CAPITAL LLC, or its assignee (“Holder”), is entitled to purchase the number of fully paid and nonassessable shares of the class of securities (the “Shares”) of ROKA BIOSCIENCE, INC., a Delaware corporation (the “Company”) at the Warrant Price, all as set forth above and as adjusted pursuant to the terms of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant.

ARTICLE 1

EXERCISE

1.1 Method of Exercise. Holder may exercise this Warrant by a duly executed Notice of Exercise in substantially the form attached as Appendix I to the principal office of the Company (or such other appropriate location as Holder is so instructed by the Company). Holder shall also deliver to the Company a check, wire transfer (to an account designated by the Company), or exercise via Net Issuance (as set forth in Addendum 1) or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 [Reserved].

1.3 Delivery of Certificate and New Warrant. Within 30 days after Holder exercises this Warrant and the Company receives payment of the aggregate Warrant Price, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised and has not expired, a new warrant representing the Shares not so acquired.

1.4 Replacement of Warrants. In the case of loss, theft or destruction of this Warrant, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

1.5 Acquisition of the Company.

1.5.1 “Acquisition.” For the purpose of this Warrant, “Acquisition” means (a) any sale, license, or other disposition of all or substantially all of the assets (including intellectual property) of the Company, or (b) any reorganization, consolidation, merger, sale of the voting securities of the Company or other transaction or series of’ related transactions where the holders of the Company’s securities before the transaction or series of related transactions beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction or series of related transactions.

1.5.2 Treatment of Warrant in the Event of an Acquisition. The Company shall give Holder written notice at least 15 days prior to the closing of any proposed Acquisition. The Company will use commercially reasonable efforts to cause (i) the acquirer of the Company, (ii) successor or surviving entity or (iii) parent entity in an Acquisition (the “Acquirer”) to assume this Warrant as a part of the Acquisition.

(a) If the Acquirer assumes this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price shall be adjusted accordingly, and the Warrant Price and number and class of Shares shall continue to be subject to adjustment from time to time in accordance with the provisions hereof.

(b) If the Acquirer refuses to assume (i) this Warrant, (ii) all other warrants of the Company and (iii) employee or other options of the Company, then in connection with the Acquisition, the Company shall give Holder an additional written notice at least ten (10) days prior to the closing of the Acquisition of such fact. In such event, notwithstanding any other provision of this Warrant to the contrary, Holder may immediately exercise this Warrant in the manner specified in this Warrant with such exercise effective immediately prior to closing of the Acquisition and subject to the adjustment set forth below. If Holder elects not to exercise this Warrant, then this Warrant will terminate immediately prior to the closing of the Acquisition. Notwithstanding any other provision of this Warrant to the contrary if the Acquirer refuses to assume (i) this Warrant, (ii) all other warrants of the Company and (iii) employee or other options of the Company in connection with such Acquisition, other than in connection with an Excluded Acquisition (as defined below), then effective as of the date that is ten (10) days prior to the closing of such Acquisition, the Holder shall have the option to elect that the fair market value of the Warrant Shares be assumed to be two (2) times the Warrant Price (or such greater amount as is actually received in value per share of the Acquirer in exchange for the Warrant Shares) for purposes of calculating the Net Issuance. As used herein, an “Excluded Acquisition” means, an Acquisition where the consideration that the holders of’ the Shares are entitled to receive on account of the Shares consists entirely of cash and/or shares of common stock that are publicly traded on a national exchange and where the shares, if any, receivable by the Holder of this Warrant were the Holder to exercise this Warrant in full immediately prior to the closing of such Acquisition may be publicly re-sold by the Holder in their entirety within the three (3) months following such closing pursuant to Rule 144 or an effective registration statement under the Act. In the event the Acquirer has assumed any other warrants of the Company or employee or other options of the Company, then Acquirer shall assume this Warrant Agreement.

1.6 Fair Market Value. The Parties agree that this Warrant to purchase the Shares has a fair market value equal to $100 and that $100 of the issue price of the investment will be allocable to the Warrant and the balance shall be allocable to the Loan Agreement for income tax purposes and the original issue discount on the Loan Agreement shall be considered to be zero.

ARTICLE 2

ADJUSTMENTS TO THE SHARES

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on its common stock payable in common stock, or other securities, or subdivides the outstanding common stock into a greater amount of common stock, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the dividend or subdivision occurred.

2.2 Reclassification, Exchange or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company’s Certificate of Incorporation upon the closing of a registered public offering of the Company’s common stock. The Company or its successor shall promptly issue to Holder a new warrant for such new securities or other property. The new warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price, the number of securities or property issuable upon exercise of the new warrant and expiration date. The provisions of this Section 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 Adjustments for Combinations, Etc. If the outstanding Shares are combined or consolidated, by reclassification, reverse split or otherwise, into a lesser Number of Shares, the Warrant Price shall be proportionately increased. If the outstanding Shares are split or multiplied, by reclassification or otherwise, into a greater Number of Shares, the Warrant Price shall be proportionately decreased.

2.4 Adjustments for Diluting Issuances. In the event of the issuance (a “Diluting Issuance”) by the Company, after the Issue Date of this Warrant, of securities at a price per share less than the Warrant Price, then the number of shares of common stock issuable upon conversion of the Shares shall be adjusted in accordance with the provisions of the Company’s Certificate of Incorporation, a copy of which is attached hereto as Exhibit A, which apply to Diluting Issuances as if the Shares were outstanding on the date of such Diluting Issuance; provided, however, that such adjustment shall only be made in the event the Company’s Certificate of Incorporation provides for an adjustment pursuant to its terms. The provisions set forth for the Shares in the Company’s Certificate of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to the Holder. Under no circumstances shall the aggregate Warrant Price payable by the Holder upon exercise of’ this Warrant increase as a result of any adjustment arising from a Diluting Issuance.

2.5 No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Article 2 against impairment.

2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish Holder with a certificate signed by its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

2.7 Fractional Shares. No fractional Shares shall be issuable upon exercise of this Warrant and the Number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise of this Warrant, the Company shall eliminate such fractional share interest by paying Holder an amount in cash computed by multiplying the fractional interest by the fair market value, as determined by the Company’s Board of Directors, of a full Share.

ARTICLE 3

REPRESENTATIONS AND COVENANTS OF THE COMPANY

3.1 Representations and Warranties. The Company hereby represents and warrants to, and agrees with, the Holder as follows:

3.1.1 The initial Warrant Price referenced on the first page of this Warrant is not greater than the price per share at which the Shares were most recently issued as of the date of this Warrant.

3.1.2 All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

3.1.3 The Company’s capitalization table delivered to Holder as of the Issue Date is true and complete as of the Issue Date.

3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of stock; or (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up, then, in connection with each such event, the Company shall give Holder (1) at least 20 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (a) and (b) above; and (2) in the case of the matters referred to in (c) and (d) above at least 20 days prior written notice of the date when the same will take place (and specifying the date on which the holders of stock will be entitled to exchange their stock for securities or other property deliverable upon the occurrence of such event). Upon request, the Company shall provide Holder with such information reasonably necessary for Holder to evaluate its rights as a holder of this Warrant or Warrant Shares in the case of matters referred to (a), (b), (c) and (d) herein above.

3.3 Information Rights. So long as the Holder holds this Warrant and/or any of the Shares, the Company shall deliver to the Holder (a) promptly after mailing, copies of all communications, information and/or communiques to the shareholders of the Company, (b) within one hundred eighty (180) days after the end of each fiscal year of the Company, the annual audited financial statements of the Company certified by independent public accountants of recognized standing, (c) within forty-five (45) days after the end of each of the first three quarters of each fiscal year, the Company’s quarterly, unaudited financial statements, (d) within fifteen (15) days after the closing of any equity financing, or extension of an existing round of equity financing in which the Company issues preferred stock or other securities, the Company will provide Holder with copies of the fully executed equity financing documents, including without limitation the related stock purchase agreement, investors rights agreement, voting agreement, amended or restated

certificates of incorporation, current capitalization table and other related documents, and (e) promptly upon Holder’s request and if available, after its completion, the Company shall provide Holder with any 409A Valuation Reports or other similar reports prepared for the Company. In addition, and without limiting the generality of the foregoing, so long as the Holder holds this Warrant and/or any of the Shares, the Company shall afford to the Holder the same access to information concerning the Company and its business and financial condition as would be afforded to a holder of the class of Shares under applicable state law and/or any agreement with any holder of the class of Shares. Non-compliance with the foregoing shall not constitute a breach of this Warrant provided that the Company complies within a ten (10) business day cure period. Notwithstanding the foregoing, this Section 3.3 shall terminate when the Company becomes subject to the reporting requirements under the Securities Exchange Act of 1934.

3.4 Registration Under the Act. The Company agrees that the Shares or, if the Shares are convertible into common stock of the Company, such common stock, shall be deemed “Registrable Securities” or otherwise entitled to “piggy back” registration rights in accordance with the terms of the that certain Fourth Amended and Restated Investors Rights Agreement between the Company and its investors dated as of November 20, 2013 (the “Agreement”), a copy of which is attached hereto as Exhibit B. The Company agrees that no amendments will be made to the Agreement which would have an adverse impact on Holder’s registration rights hereunder this provision. Holder shall be deemed to be a party to the Agreement solely for the purpose of the above-mentioned registration rights, and the Holder shall be subject to the requirements set forth in Section 2.12 of the Agreement.

ARTICLE 4

MISCELLANEOUS

4.1 Term; Exercise Upon Expiration. This Warrant is exercisable in whole or in part, at any time and from time to time on or before the Expiration Date set forth above; provided, however, that if the Company completes its initial public offering within the three-year period immediately prior to the Expiration Date, the Expiration Date shall automatically be extended until the third anniversary of the effective date of the Company’s initial public offering. The Company agrees that Holder may terminate this Warrant, upon notice to the Company, at any time in its sole discretion. To the extent this Warrant is not previously exercised as to all of the Shares subject hereto, and if the fair market value °of one Share is greater than the Warrant Price then in effect, this Warrant shall be deemed automatically exercised pursuant Net Issuance (as set forth below in Addendum I) (even if not surrendered) immediately before its expiration. For purposes of such automatic exercise, the fair market value of one Share upon such expiration shall be determined pursuant to Section A (3) of the Addendum I. To the extent this Warrant or any portion thereof is deemed automatically exercised pursuant to this Section, the Company agrees to notify the Holder, within a reasonable period of time, of the number of Shares, if any, the Holder is to receive by reason of such automatic exercise.

4.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 4 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO RULE 144 OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

4.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of’ the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee. The Company shall not require TriplePoint (“TriplePoint”) or a TriplePoint Affiliate (as defined herein) to provide an opinion of counsel or investment representation letter if the transfer is to any affiliate of TriplePoint (“TriplePoint Affiliate”); provided, that the Company is provided with documentation, reasonably acceptable to the Company, evidencing that such transferee is an affiliate of TriplePoint and that such transfer is being made without consideration.

4.4 Transfer Procedure. Subject to the provisions of Section 4.3, Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the securities issuable, directly or indirectly, upon conversion of the Shares, if any) by giving the Company notice of the portion of this Warrant being transferred setting forth the name, address and taxpayer identification number of the transferee and surrendering this Warrant to the Company for reissuance to the transferee(s) (and Holder, if applicable); provided, however, that Holder may transfer all or part of this Warrant to its affiliates, at any time without notice or the delivery of any other instrument to the Company, and such affiliate shall then be entitled to all the rights of Holder under this Warrant and any related agreements, and the Company shall cooperate fully in ensuring that any stock issued upon exercise of this Warrant is issued in the name of the affiliate that exercises this Warrant. The terms and conditions of this Warrant shall inure to the benefit of; and be binding upon, the Company and the holders hereof and their respective permitted successors and assigns.

4.5 Notices. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, or sent via a nationally recognized overnight courier service (such as, but not limited to, Federal Express, DHL or UPS), fee prepaid, or on the first business day after transmission by facsimile, at such address or facsimile number as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such Holder from time to time. Effective upon the receipt of Executed Warrant and initial transfer described in Article 4 above, all notices to the Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

TriplePoint Capital LLC

Attn: Legal Dept./Sajal Srivastava, COO

2755 Sand Hill Road, Suite 150

Menlo Park, CA 94025

Fax: (650) 854-1850

All notices to the Company shall be addressed as follows:

Roka Bioscience, Inc.

Attn: Steven T. Sobieski, Sr.

20 Independence Blvd., 4th Floor

Warren, NJ 07059

Facsimile No. (908) 604-2008

4.6 Amendments; Waiver. This Warrant and any term hereof may be amended, changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such amendment, change, waiver, discharge or termination is sought.

4.7 Attorneys’ Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys’ fees.

4.8 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its principles regarding conflicts of law.

ROKA BIOSCIENCE, INC.

By:	/s/ Steven Sobieski
Name:	Steven Sobieski
Title:	SVP & CFO

[Signature Page to Warrant No. 0821-W-01]

ADDENDUM 1

(Net Issuance)

A. Right to Convert Warrant into Stock: Net Issuance.

(1) Net Issuance Right. In addition to and without limiting the rights of the Holder under the terms of this Warrant, the Holder shall have the right to convert this Warrant or any portion thereof (the “Net Issuance Right”) into Shares as provided in this Section A at any time or from time to time during the term of this Warrant. Upon exercise of the Net Issuance Right with respect to a particular number of shares subject to this Warrant (the “Converted Warrant Shares”), the Company shall deliver to the Holder (without payment by the Holder of any exercise price or any cash or other consideration) that number of shares of fully paid and nonassessable Shares as is determined according to the following formula:

X =	A – B
Y

Where: X = the number of Shares that shall be issued to Holder

Y = the fair market value of one Share

A = the aggregate fair market value of the specified number of Converted Warrant Shares (i.e., the number of’ Converted Warrant Shares multiplied by the fair market value of one Converted Warrant Share)

B = the aggregate Warrant Price of the specified number of Converted Warrant Shares immediately prior to the exercise of the Net Issuance Right (i.e., the number of Converted Warrant Shares multiplied by the Warrant Price)

No fractional shares shall be issuable upon exercise of the Net Issuance Right, and, if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the Holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as hereinafter defined). For purposes of this Addendum of this Warrant, shares issued pursuant to the Net Issuance Right shall be treated as if they were issued upon the exercise of this Warrant.

(2) Exercise of Net Issuance Right. The Net Issuance Right may be exercised by the Holder by the surrender of this Warrant at the principal office of the Company together with a written statement (which may be in the form of Appendix I) specifying that the Holder thereby intends to exercise the Net Issuance Right and indicating the number of shares subject to this Warrant which are being surrendered (referred to as the Converted Warrant Shares) in exercise of the Net Issuance Right. Such conversion shall be effective upon receipt by the Company of this Warrant together with the aforesaid written statement, or on such later date as is specified therein (the “Conversion Date”), and, at the election of the Holder, may be made contingent upon the closing of the sale of the Company’s Common Stock to the public in a public offering (a “Public Offering”) pursuant to a Registration Statement under the Securities Act of 1933, amended (the “Act”). Certificates for the shares issuable upon exercise of the Net Issuance Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to this Warrant, shall be issued as of the Conversion Date and shall be delivered to the Holder within thirty (30) days following the Conversion Date.

(3) Determination of Fair Market Value. For purposes of this Addendum “fair market value” of a Share (which shall be Common Stock if the Share has been converted into Common Stock) as of a particular date (the “Determination Date”) shall mean:

(a) If the Net Issuance Right is exercised in connection with and contingent upon a Public Offering, and if the Company’s Registration Statement relating to such Public Offering (“Registration Statement”) has been declared effective by the Securities and Exchange Commission, then the initial “price to the public” specified in the final prospectus with respect to such offering.

(b) If the Net Issuance Right is not exercised in connection with and contingent upon a Public Offering, then as follows:

(i) If traded on a securities exchange, then the fair market value shall be the average of the closing prices of the Common Stock on such exchange over the five trading days ending three days prior to the Determination Date;

(ii) If traded on the Nasdaq Stock Market or other over-the-counter system, then the fair market value shall be the average of the closing bid and ask prices of the Common Stock over the five trading days ending three days prior to the Determination Date; and

(iii) If there is no public market, then fair market value (the highest price per share which Company could obtain from a willing buyer (not a current employee or director) for shares of Common Stock sold, from authorized but unissued shares) shall be determined in good faith by the Company’s Board of Directors unless the Company shall become subject to a merger, acquisition or other consolidation pursuant to which the Company is not the surviving party, in which case the fair market value of Common Stock shall be deemed to be the value received by the holders of the Common Stock pursuant to such merger or acquisition or other consolidation.

In making a determination under clauses (i) or (ii) above, if on the Determination Date, five trading days have not passed since the Company’s initial Public Offering then the fair market value of the Common Stock shall be the average closing prices or closing bid and ask prices, as applicable, for the shorter period beginning on and including the date of the initial Public Offering and ending on the trading day prior to the Determination Date (or if such period includes only one trading day the closing price or closing bid and ask price, as applicable, for such trading day). If closing prices or closing bid and ask prices are no longer reported by a securities exchange or other trading system, the closing price or closing bid and ask price shall be that which is reported by such securities exchange or other trading system at 4:00 p.m. New York City time on the applicable trading day.